NEWS RELEASE
                                  ------------


                                                           FOR IMMEDIATE RELEASE
                                                               November 29, 2005
FOR DETAILS, CONTACT:
Ola Bosterud
Phone: +47 67 52 64 00
Cellular: +47 90 95 47 43

Christopher Mollerlokken
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548


   Extension of Consent Payment Deadline relating to 10% Senior Notes Due 2010

     November 29, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that, as of 11:30 a.m., New York City time, on November 29, 2005, tenders and consents representing approximately 98% of the $745.9 million aggregate principal amount of the Notes were received. The indenture governing the Company's outstanding 10% Senior Notes due 2010 (the "Notes") requires the consent of the holders of a majority of the outstanding principal amount to approve the elimination of substantially all of the restrictive covenants and certain events of default relating to the Notes as described in the Offer to Purchase (as defined below).

     Further, pursuant to its Offer to Purchase and Consent Solicitation Statement dated November 15, 2005 (the "Offer to Purchase"), PGS is extending the Consent Payment Deadline (as defined in the Offer to Purchase) from 5:00 p.m., New York City time, on November 29, 2005 to 5:00 p.m., New York City time, on November 30, 2005. Holders who have previously tendered Notes do not need to re-tender their Notes or take any other action in response to this extension.

     Except for the extension of the Consent Payment Deadline as described above, the Offer to Purchase remains in full force and effect and the price determination date for the tender offer remains the tenth business day immediately preceding the Expiration Date (as defined below). The consummation of the tender offer and consent solicitation is subject to the conditions set forth in the Offer to Purchase, including the receipt of consents of holders of Notes representing the majority in aggregate principal amount of the Notes and is conditioned on PGS' acquisition of the financing necessary to fund the tender offer and consent solicitation.

     The tender offer will expire at 8:00 a.m., New York City time, on December 14, 2005 (the "Expiration Date"), unless the offer is extended or terminated by PGS. PGS may, subject to certain restrictions, amend, extend or terminate the offer and consent solicitation at any time in its sole discretion without making any payments with respect thereto.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Petroleum Geo-Services Inc  Phone: +1 281-509-8000   Petroleum Geo-Services ASA   Phone:  +47 6752 6400
15150 Memorial Drive        Fax:   +1 281-509-8500   Strandveien 4                Fax     +47 6752 6464
Houston, TX 77079, USA                               P.O.Box 89
                                                     N-1325 Lysaker, Norway


     PGS has engaged UBS Securities LLC as dealer manager for the tender offer and solicitation agent for the consent solicitation. Questions regarding the tender offer and consent solicitation may be directed to the Liability Management Group at UBS at (888) 722-9555 x 4210 or (203) 719-4210. Requests for documentation should be directed to Global Bondholder Services Corp. at (866) 470-3900 or (212) 430-3774, the information agent for the tender offer and consent solicitation.

     The tender offer and consent solicitation is made solely on the terms and conditions set forth in the Offer to Purchase. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the Company. It also is not a solicitation of consents to the proposed amendments to the indenture governing the Notes. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

                                      ****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


                                     --END--